BULLTICK, LLC
EXEMPTION REPORT
For the year ended December 31, 2015

Bulltick, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k):

(2)(ii) - as an introducing broker or dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and the Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bulltick, LLC

I, William A. Herrera, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



FINOP

February 25, 2016